
April 26, 2023

R. Arthur Seaver, Jr.
Chief Executive Officer
Southern First Bancshares, Inc.
6 Verdae Boulevard
Greenville, South Carolina 29607

Re: Southern First Bancshares, Inc.
Registration Statement on Form S-3
Filed April 17, 2023
File No. 333-271291

Dear R. Arthur Seaver:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance